UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: January 14, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Commercial Launch of World of Fighter in China
Shanghai, January 13, 2010 — The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, today announced that its first proprietary 2D MMORPG, World of Fighter, will be commercially launched in China on January 15, 2010.
World of Fighter is a side-scrolling online game based on the history of the Three Kingdoms in China, where players can experience a series of historical battles with a number of famous ancient Chinese figures. The game applies real-time combat mode functionality with a rich set of skills and strict real-time combat operations. In addition to providing gorgeous graphics and smooth operation, World of Fighter integrates numerous practical functions such as fresh navigating and auction house systems as well as fun-inspiring functions including a jewelry embedding synthetic system.
The game was produced by The9 Development Center (“TDC”) after three years of dedicated work, and has achieved high rankings in various game lists since its open beta testing started on January 8, 2010. To date, World of Fighter has been licensed to overseas game operators for operation in Korea, Hong Kong, Macau and Taiwan.
TDC is The9 Limited’s wholly-owned online game research and development (“R&D”) center. Aiming to position itself as one of the top domestic online game R&D centers, TDC actively promotes the development of the China online game industry while deepening its cooperation with the software industry and education sector to cultivate talents for game development. To date, TDC employs approximately 330 in-house R&D personnel.
For more information, please visit http://wof.the9.com/
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for the Chinese online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica, as well as its proprietary games World of Fighter and Jiu Zhou Zhan Ji, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2, Kingdom Heroes 2 Online. In addition, The9 is developing various proprietary games, including Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/